Ballard Power Systems

News Release

Ballard Announces Dantherm Power Agreement to Supply Fuel Cell System for Anglo American

For Immediate Release – October 27, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that Dantherm Power, its backup power systems company, will supply a 150 kilowatt (kW) fuel cell generator and associated engineering services to Anglo American Platinum Limited (www.angloamericanplatinum.com), the world’s largest primary producer of platinum and a member of the Anglo American plc Group.

The fuel cell generator, based on Dantherm Power’s DBX5000 backup power fuel cell system, utilizes Ballard fuel cell stacks and will be delivered in the current quarter for deployment at one of Anglo American Platinum’s mining operations in South Africa.

“This deployment is an opportunity to demonstrate the readiness and benefits of fuel cell power systems in new vertical market applications,” said John Sheridan, Ballard’s President and CEO. “Anglo American operations will gain first-hand experience regarding the ability for a fuel cell generator to provide clean and reliable power on a relatively large scale at a mining site.”

The fuel cell system will be powered by hydrogen generated in South Africa and will provide clean, cost-effective electricity.

Backup power solutions based on fuel cell technology deliver a number of advantages over conventional batteries and diesel generators, including: higher reliability across a wide range of operating conditions; lower maintenance costs; longer operating life; reduced size, weight and installation footprint. Fuel cell backup power systems also reduce noise and air emissions and do not present the disposal issues associated with lead acid batteries at the end of life.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including anticipated product shipments and performance. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com